EXHIBIT A

FORM OF NOTE

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS OR (B) AN APPROPRIATE EXCEPTION UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.  ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTION 4(c)(viii) HEREOF.

10% SENIOR SUBORDINATED CONVERTIBLE NOTE

May 31, 2006

$[____________]

FOR VALUE RECEIVED, JED OIL INC., a company organized under the laws of Alberta, Canada (the “Company”), hereby promises to pay to the order of [__________________] or registered assigns (the “Holder”) the principal amount of [___________________] United States Dollars ($[____________]) when due, whether upon maturity, acceleration, redemption or otherwise, and to pay interest (“Interest”) on the unpaid principal balance hereof on each Interest Payment Date (as defined in Section 3(a)) and upon maturity, or earlier upon conversion, acceleration or redemption pursuant to the terms hereof, at the Interest Rate (as defined in Section 3(a)) in United States Dollars.  Interest on this 10% Senior Subordinated Convertible Note (this “Note”) payable on each Interest Payment Date and upon maturity, or earlier upon conversion, acceleration or redemption pursuant to the terms hereof, shall accrue from the Issuance Date (as defined in Section 3(a)) and shall be computed on the basis of a 360-day year of twelve (12) 30-day months.

1.

Note Purchase Agreement; Other Notes.  This Note is issued pursuant to the Note Purchase Agreement, dated as of May 31, 2006 (as the same may be amended, supplemented or otherwise modified from time to time, the “Note Purchase Agreement”).  This Note and all Other Notes (as defined in Section 3(a)) issued by the Company pursuant to the Note Purchase Agreement and all notes issued in exchange therefor or replacement thereof are collectively referred to in this Note as the “Notes”.

2.

Subordination; Payments.

(a)

The indebtedness evidenced by this Note is subordinate and subject in right of payment as to principal and interest to the prior payment in full of all principal, premium, if any, interest, and all costs and expenses on all indebtedness of the Company, regardless of when incurred, including indebtedness incurred after the date hereof, for money borrowed under the Senior Credit Facility (as defined in Section 3(a)) (the “Senior Debt”).  Upon maturity (including maturity as a result of a demand by the Senior Lender) of any Senior Debt, payment in full must be made on such Senior Debt before any payment is made on or in respect of this Note.  During the continuance of any (i) breach by the Company of any financial covenant with respect to any Senior Debt or if a payment by the Company in respect of the Notes would cause such a breach or (ii) default by the Company with respect to the Senior Debt (a “Blockage Event”), then for a period (the “Blockage Period”) commencing as of the occurrence of the Blockage Event and ending as of the earliest of (i) one hundred and seventy nine (179) days thereafter, (ii) cure or waiver of the Blockage Event, (iii) notice from the Senior Lender terminating such Blockage Event or (iv) payment in full of the Senior Debt, no payment may be made by the Company upon or in respect of the Notes.  If the Holder receives any payment in contravention of the foregoing, the Holder shall hold such payment in trust for the Senior Lender and forthwith pay it over to the Senior Lender.  Notwithstanding anything to the contrary, only one (1) Blockage Period may be commenced in any period of three hundred and sixty five (365) days.  Upon any distribution of assets of the Company in any dissolution, winding up, liquidation or reorganization of the Company, payment of the principal of and premium, if any, and interest on the Notes will be subordinated to the prior payment in full of all Senior Debt.  The terms of this Section 2(a) will not prevent the occurrence of any Event of Default (as defined in Section 12).  The Holder may, without being obligated to, contact the Senior Lender from time to time and, specifically, prior to the receipt of the Holder of a payment made on the Note, to ascertain whether or not a Blockage Event has occurred such that a Blockage Period exists which would prevent such payment.

(b)

The Holder agrees that any security held in respect of the Note shall be fully subordinated and postponed to any security held in favor of the Senior Lender to secure the Senior Credit Facility.  The Senior Lender shall have priority over the Holder in respect of any and all assets, property and undertakings of the Company of every nature and kind now existing or hereafter acquired to satisfy the Senior Debt, all in priority to any claim of the Holder.

(c)

All payments of principal of, and interest on, this Note shall be made in lawful money of the United States of America by wire transfer of immediately available funds to such account as the Holder may from time to time designate by written notice in accordance with the provisions of this Note.  The Company has no right, but under certain circumstances may have an obligation, to make payments of principal of this Note in cash prior to the Maturity Date (as defined in Section 3(a)).  Whenever any amount expressed to be due by the terms of this Note is due on any day that is not a Business Day (as defined in Section 3(a)), the same shall instead be due on the next succeeding day that is a Business Day.  Each capitalized term used herein, and not otherwise defined, shall have the meaning ascribed thereto in the Note Purchase Agreement.

(d)

The Senior Lender is entitled to rely upon the provisions herein contained relating to, inter alia, subordination of payments, and such provisions may not be amended without the prior written consent of the Senior Lender.

3.

Definitions.

(a)

Certain Defined Terms.  For purposes of this Note, the following terms shall have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or any similar successor statute.

“Affiliate” has the meaning ascribed to such term in Rule 12b-2 under the 1934 Act; provided, that for purposes of this Note no holder hereof shall be deemed an Affiliate of the Company by virtue of holding this Note and; provided, further, that JMG Exploration, Inc. shall not be deemed an Affiliate by virtue of the business relationship between the Company and JMG Exploration, Inc. as disclosed in the Company’s 1934 Act filings with the SEC.

“Allocation Percentage” means, with respect to each holder of Notes as of the date of any determination, a fraction of which the numerator is the aggregate principal amount of the Notes held by such holder on such date, and of which the denominator is the aggregate principal amount of the Notes Outstanding on such date.

“Approved Stock Plan” means any employee benefit plan that has been approved by the board of directors and stockholders of the Company prior to the date of the Note Purchase Agreement and listed on Schedule 3(c) thereto, pursuant to which the Company’s securities may be issued to any employee, officer or director for services provided to the Company.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in either the city of New York or the city of Calgary are authorized or required by law to remain closed.

“Capital Lease Obligation” means, as to any Person, any obligation that is required to be classified and accounted for as a capital lease on a balance sheet of such Person prepared in accordance with GAAP and the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP.

“Capital Expenditures” means for any period, with respect to any Person, the aggregate of all expenditures by such Person and its Subsidiaries for the acquisition or leasing (pursuant to a capital lease) of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) that should be capitalized under GAAP on a consolidated balance sheet of such Person and its Subsidiaries.

“Change of Control” means (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company (including, for the avoidance of doubt, the sale of all or substantially all of the assets of the Company’s Subsidiaries in the aggregate) to any Person or group of related Persons (as defined in Section 13(d) of the 1934 Act, (ii) the approval by the holders of the Company’s capital stock of any plan or proposal to effect the liquidation, dissolution or winding up of the Company, (iii) any Person or group of related Persons shall become the beneficial owner (as defined in Rule 13d-3 under the 1934 Act) of the outstanding Shares representing more than 50% of the aggregate voting power of all classes of the voting securities of the Company or (iv) the consolidation, merger or other business combination of the Company with or into another Person (other than (A) a consolidation, merger or other business combination in which holders of the Company’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, a majority of the combined voting power of the surviving entity or entities entitled to vote generally for the election of a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company).

“Common Stock” means (A) the Company’s common stock, no par value, and (B) any capital stock resulting from a reclassification of such common stock.

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Conversion Amount” means the sum of (1) the Principal to be converted, redeemed or otherwise with respect to which the determination is being made and (2) the Interest Amount with respect to the amount referred to in the immediately preceding clause (1).

“Conversion Price” means, as of any Conversion Date or other date of determination, $16.00, subject to adjustment as provided herein.

“Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exchangeable or exercisable for Shares.

“Default” means any event or circumstance that is, or with the giving of notice or lapse of time or both, would be an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, is convertible or exchangeable for Indebtedness or Disqualified Stock, in each case at the option of the holder thereof, or is redeemable by its terms or at the option of the holder thereof, in whole or in part, on or prior to the date that is ninety-one (91) days after the Maturity Date.  Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with this Note.

“Dollars” or “$” means United States Dollars.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“Excluded Taxes” means, with respect to the Holder, or any other recipient of payment to be made by or on account of any obligations of the Company or any of its Subsidiaries under the Notes or under any other Transaction Document, (A) income or franchise taxes imposed on (or measured by) its net income by the United States of America or any other jurisdiction under the laws of which such recipient is organized, its principal offices are located, it is resident for tax purposes or to which it has a connection giving rise to such taxes other than by reason of the transactions contemplated by the Notes, the Note Purchase Agreement or any other Transaction Document, including the holding of the Notes, and enforcing its rights thereunder, (B) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which the Holder or recipient is treated as doing business, (C) any Taxes imposed by reason of a Holder or recipient failing to provide forms or certifications it is legally able to provide that would reduce or eliminate such Taxes and that are reasonably requested by the Company and (D) any withholding taxes payable on behalf of a holder at the time it becomes a holder, except to the extent that such holder’s transferor, if any, was entitled, at the time of the transfer to obtain additional amounts from the Company in respect of such Taxes pursuant to Section 24 herein.  For purposes of clarification with respect to clause (D) above and without limiting the generality of clause (D):  “Excluded Taxes” shall include the 10% withholding tax on interest as provided on the date hereof under Article XI of the Convention Between the United States and Canada With Respect to Taxes on Income and on Capital of 1980, as amended.

“Exempted Issuances” means (A) Shares issued or deemed to have been issued by the Company pursuant to an Approved Stock Plan, (B) Shares issued or deemed to have been issued upon the conversion, exchange or exercise of any Option or Convertible Security outstanding on the date prior to the Issuance Date and set forth in Schedule 3(c) to the Note Purchase Agreement, provided that the terms of such Option or Convertible Security are not amended or otherwise modified on or after the date of the Note Purchase Agreement, and provided that the conversion price, exchange price, exercise price or other purchase price is not reduced, adjusted or otherwise modified and the number of Shares issued or issuable is not increased (whether by operation of, or in accordance with, the relevant governing documents or otherwise) on or after the date of the Note Purchase Agreement, (C) Shares issued or deemed to have been issued by the Company upon conversion of the Notes or exercise of the PA Warrants, (D) Shares issued or deemed to have been issued by the Company upon conversion of the Series B Shares or the payment in Shares of dividends accruing on the Series B Shares and (E) Shares, Options and Convertible Securities (including Shares issued upon the exercise or conversion thereof) issued in connection with the Company’s acquisition of all of the issued and outstanding securities of JMG Exploration, Inc. in the amounts and upon the terms and conditions described on Schedule 3(c) to the Note Purchase Agreement.

“Existing Senior Subordinated Convertible Notes” means the senior subordinated convertible notes issued by the Company on August 3, 2005, as amended, supplemented or otherwise modified.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means the government of any nation, state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than unsecured account trade payables that are (i) entered into or incurred in the ordinary course of the Company’s and its Subsidiaries’ business, (ii) on terms that require full payment within ninety (90) days and (iii) not unpaid in excess of ninety (90) days beyond the date of such invoice or are being contested in good faith and as to which such reserve as is required by GAAP has been made, (C) all reimbursement or payment obligations with respect to letters of credit, banker’s acceptances, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures, redeemable capital stock or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all Capital Lease Obligations, (G) any Disqualified Capital Stock, (H) all indebtedness referred to in clauses (A) through (G) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person that owns such assets or property has not assumed or become liable for the payment of such indebtedness and (I) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (H) above.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Interest Amount” means, with respect to any Principal, all accrued and unpaid Interest (including any Default Interest as defined in Section 8) on such Principal through and including such date of determination.

“Interest Payment Date” means (i) September 30, December 31, March 31 and June 30 of each year (or if such date is not a Business Day, the immediately preceding Business Day), beginning with June 30, 2006, (ii) the Maturity Date and (iii) each other date on which any Principal of this Note is paid in accordance with the terms of this Note.

“Interest Rate” means a per annum interest rate equal to 10%.

“Issuance Date” means the original date of issuance of this Note pursuant to the Note Purchase Agreement, regardless of any exchange or replacement hereof.

“Liens” means, with respect to any asset, any mortgage, lien, pledge, hypothecation, charge, security interest, encumbrance or adverse claim of any kind and any restrictive covenant, condition, restriction or exception of any kind that has the practical effect of creating a mortgage, lien, pledge, hypothecation, charge, security interest, encumbrance or adverse claim of any kind (including any of the foregoing created by, arising under or evidenced by any conditional sale or other title retention agreement, the interest of a lessor with respect to a Capital Lease Obligation, or any financing lease having substantially the same economic effect as any of the foregoing).

“Maturity Date” means February 1, 2008.

“New Securities” means any authorized but unissued securities of the Company other than (i) Exempted Issuances; (ii) securities issued pursuant to the acquisition of another Person by the Company or its Subsidiaries by merger, purchase of all or substantially all of the assets of such Person or other transaction whereby the Company shall become directly or indirectly the owner of more than 50% of the aggregate voting power of all classes of the voting securities of such Person; (iii) shares of Common Stock issued by the Company as consideration for the purchase of oil and gas assets from a Person who is not an Affiliate of the Company in an arms’-length transaction approved by the Company’s Board of Directors; (iv) shares of Common Stock issued by the Company in payment of dividends on Series B Shares; (v) shares of Common Stock or Preferred Stock issued pursuant to any pro rata stock split or stock dividend; and (vi) shares of Common Stock or Preferred Stock issued pursuant to a Qualified Public Offering.

“Options” means any rights, warrants or options to subscribe for or purchase Shares or Convertible Securities.

“Other Notes” means all of the 10% senior subordinated convertible notes, other than this Note, that have been issued by the Company pursuant to the Note Purchase Agreement and all notes issued in exchange therefor or replacement thereof.

“Outstanding” when used with reference to the Notes, means, as of any date of determination, any Note, or portion thereof (i) which is held by any Person other than the Company or its Affiliates and (ii) for which all principal and other amounts due thereunder have not been repaid in full by the Company.

“PA Warrants” means the warrants to purchase shares of Common Stock issued by the Company to Axiom Capital Management, Inc. in the amounts and upon the terms and conditions set forth in Schedule 3(c) to the Note Purchase Agreement.

“Permitted Lien” means (i) Liens existing on the date of this Agreement not otherwise described in any other clause of this definition and set forth on Schedule 3(bb) to the Note Purchase Agreement, (ii) Liens for taxes, assessments or governmental charges not at the time due or delinquent or the validity of which is being contested in good faith, (iii) statutory liens of landlords and Liens arising by operation of law in the ordinary course of business in favor of carriers and materialmen, or other similar Liens imposed by law, which remain payable without penalty or which are being contested in good faith by appropriate proceedings diligently prosecuted, which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto, and in each case for which adequate reserves in accordance with GAAP are being maintained, (iv) Liens arising in the ordinary course of business in connection with workers’ compensation, unemployment compensation, unemployment insurance and other types of social security (excluding Liens arising under ERISA) which are not yet due or delinquent or the validity of which is being contested in good faith (v) attachments, appeal bonds (and cash collateral securing such bonds), judgments and other similar Liens, for sums not exceeding $500,000 in the aggregate for the Company and its Subsidiaries, arising in connection with court proceedings, provided that the execution or other enforcement of such Liens is effectively stayed, (vi) easements, rights of way, restrictions and other similar Liens arising in the ordinary course of business and not materially detracting from the value of the property subject thereto and not impairing or interfering in any material respect with the operation of the business of the Company or any Subsidiary, and (vii) Liens with respect to capital lease transactions or sale-leaseback transactions solely securing tangible personal property material to the business that has been purchased through the incurrence of Indebtedness in an amount not to exceed $250,000 at any one time outstanding.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Preferred Stock” means (A) the Company’s preferred stock, no par value, and (B) any capital stock resulting from a reclassification of such preferred stock.

“Principal” means the outstanding principal amount of this Note as of any date of determination.

“Principal Market” means, with respect to the Common Stock, the American Stock Exchange, Inc. (“AMEX”), with respect to any other security, the principal securities exchange or trading market for such other security.

“Promptly” shall mean as soon as reasonably possible, and in any event within two (2) Business Days.

“Qualified Public Offering” means a bona fide firm commitment underwritten public offering of the Company’s equity securities pursuant to an effective registration statement under the 1933 Act, and in which the underwriting is lead managed by an internationally recognized investment banking firm (which has been approved by the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then Outstanding) which results in gross proceeds of at least $50,000,000 (other than an “at-the-market offering” as defined in Rule 415(a)(4) under the 1933 Act).

“Registrable Securities” for purposes of this Note means Shares issued or issuable upon conversion of the Notes and any shares of capital stock issued or issuable with respect to such Shares as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Notes.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of May 31, 2006, among the Company and the initial holders of the Notes relating to the filing of registration statements covering, among other things, the resale of the Registrable Securities, as such agreement may be amended from time to time as provided in such agreement.

“Registration Statement” means a registration statement or registration statements filed under the 1933 Act pursuant to the Registration Rights Agreement covering the resale of the Registrable Securities.

“SEC” means the United States Securities and Exchange Commission, or any successor thereto.

“Senior Basket” shall have the meaning ascribed to it in Section 10(c) hereof.

“Senior Credit Facility” means the revolving loan facility pursuant to the Commitment Letter dated as of March 6, 2006 by and among the Company and Alberta Treasury Branches as amended, supplemented, replaced or otherwise modified from time to time.

“Senior Lender” means Alberta Treasury Branches as lender to the Company under the Senior Credit Facility.

“Series B Shares” means the shares of Preferred Stock designated as Series B Preferred Shares.

“Shares” means the shares of Common Stock.

“Subsidiary” means any entity in which the Company, directly or indirectly, owns fifty percent (50%) or more of the outstanding capital stock, equity or similar interests or voting power of such entity as of the date of the execution of the Note Purchase Agreement or at any time thereafter.

“Taxes” means any federal, state, provincial, county, local, foreign and other taxes (including, without limitation, income, profits, windfall profits, alternative, minimum, accumulated earnings, personal holding company, capital stock, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto.

“Trading Day” means any day on which the Common Stock is traded on its Principal Market; provided that “Trading Day” shall not include any day on which the Principal Market is open for trading for less than 4.5 hours.

“Transactions Documents” means this Note, the Other Notes, the Note Purchase Agreement, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions (as defined in the Note Purchase Agreement), and each of the other agreements to which the Company is a party or by which it is bound and which is entered into by the parties to the Note Purchase Agreement in connection with the transactions contemplated thereby.

“Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on its Principal Market during the period beginning at 9:30 a.m. New York City time (or such other time as its Principal Market publicly announces is the official open of trading) and ending at 4:00 p.m. New York City time (or such other time as its Principal Market publicly announces is the official close of trading) as reported by Bloomberg through its “Volume at Price” functions, or if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m. New York City time (or such other time as such over-the-counter market publicly announces is the official open of trading), and ending at 4:00 p.m. New York City time (or such other time as such over-the-counter market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by the National Quotation Bureau, Inc.  If the Weighted Average Price cannot be calculated for such security on such date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then Outstanding as to which such determination is being made.  If the Company and the holders of the Notes representing at least a majority of the aggregate principal amount of the Notes then Outstanding as to which such determination is being made are unable to agree upon the fair market value of the Common Stock, then such dispute shall be resolved pursuant to Section 4(c)(iii) below with the term “Weighted Average Price” being substituted for the term “Conversion Price.”  All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during any period during which the Weighted Average Price is being determined.

4.

Conversion of this Note.  This Note shall be converted into Shares on the terms and conditions set forth in this Section 4.

(a)

Conversion at Option of the Holder.  Subject to the provisions of Section 7, at any time or times on or after the Issuance Date, the Holder shall be entitled to convert all or any part of the Principal (and the Interest Amount relating thereto) into fully paid and nonassessable Shares in accordance with this Section 4, at the Conversion Rate (as defined in Section 4(b)).  The Company shall not issue any fraction of a Share upon any conversion.  If the issuance would result in the issuance of a fraction of a Share, then the Company shall round such fraction of a Share up or down to the nearest whole share (with 0.5 rounded up).  If any Principal remains outstanding on the Maturity Date, then all such Principal (and the Interest Amount relating thereto) shall be repaid as of such date in accordance with Section 4(c)(vii).

(b)

Conversion Rate.  The number of Shares issuable upon a conversion of any portion of this Note pursuant to Section 4 shall be determined according to the following formula (the “Conversion Rate”):

Conversion Amount
Conversion Price

(c)

Mechanics of Conversion.  The conversion of this Note shall be conducted in the following manner:

(i)

Holder’s Delivery Requirements.  To convert a Conversion Amount into Shares on any date (the “Conversion Date”), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m. New York City time on such date, a copy of an executed conversion notice in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company (attention:  Corporate Secretary) and (B) if required by Section 4(c)(viii), surrender to a common carrier for delivery to the Company, no later than three (3) Business Days after the Conversion Date, the original Note being converted (or an indemnification undertaking reasonably acceptable to the Company with respect to this Note in the case of its loss, theft or destruction).

(ii)

Company’s Response.  Upon receipt by the Company of a copy of a Conversion Notice, the Company (I) shall promptly send, via facsimile, a confirmation of receipt of such Conversion Notice to the Holder and the Company’s designated transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein and (II) on or before the second (2nd) Business Day following the date of receipt by the Company of such Conversion Notice (the “Share Delivery Date”) (A) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program and provided that the Holder is eligible to receive Shares through DTC, credit such aggregate number of Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (B) if the foregoing shall not apply, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Shares to which the Holder shall be entitled.  If this Note is submitted for conversion, as may be required by Section 4(c)(viii), and the Principal represented by this Note is greater than the Principal being converted, then the Company shall, as soon as practicable and in no event later than three (3) Business Days after receipt of this Note (the “Note Delivery Date”) and at its own expense, issue and deliver to the Holder a new Note representing the Principal not converted and cancel this Note.

(iii)

Dispute Resolution.  In the case of a dispute as to the determination of the Conversion Price or the arithmetic calculation of the Conversion Rate, the Company shall instruct the Transfer Agent to issue to the Holder the Shares representing the number of Shares that is not disputed and shall transmit an explanation of the disputed determinations or arithmetic calculations to the Holder via facsimile within two (2) Business Days of receipt of the Holder’s Conversion Notice or other date of determination.  If the Holder and the Company are unable to agree upon the determination of the Conversion Price or arithmetic calculation of the Conversion Rate within one (1) Business Day of such disputed determination or arithmetic calculation being transmitted to the Holder, then the Company shall promptly (and in any event within two (2) Business Days) submit via facsimile (A) the disputed determination of the Conversion Price to an independent, reputable investment banking firm agreed to by the Company and the holders of the Notes representing at least a majority of the aggregate principal amounts of the Notes then Outstanding as to which such determination is being made, or (B) the disputed arithmetic calculation of the Conversion Rate to the Company’s independent, outside accountant, as the case may be.  The Company shall direct the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than two (2) Business Days from the time it receives the disputed determinations or calculations.  Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.  The costs and expenses of the investment bank or accountant engaged pursuant to this Section 4(c)(iii) shall be borne by the Company.

(iv)

Record Holder.  The Person or Persons entitled to receive the Shares issuable upon a conversion of this Note shall be treated for all purposes as the legal and record holder or holders of such Shares on the Conversion Date.

(v)

Company’s Failure to Timely Convert.

(A)

Cash Damages.  If within seven (7) days after the Company’s receipt of the facsimile copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder for, or credit the Holder’s or its designee’s balance account with DTC with, the number of Shares to which the Holder is entitled upon the Holder’s conversion of any Conversion Amount (a “Certificate Delivery Delay”), or if the Company fails to issue and deliver a new Note representing the Principal to which such Holder is entitled on or before the Note Delivery Date pursuant to Section 4(c)(ii) (a “Note Delivery Delay”), then in addition to all other available remedies that the Holder may pursue hereunder and under the Note Purchase Agreement (including indemnification pursuant to Section 8 thereof or at law or in equity), the Company shall pay additional damages to the Holder for each day after the Share Delivery Date such conversion is not timely effected and/or each day after the Note Delivery Date such Note is not delivered in an amount equal to 0.5% of the sum of (a) in the event the Company has failed to issue and deliver or credit the Shares to the Holder on or prior to the Share Delivery Date, the product of (I) the number of Shares not issued to the Holder or its designee on or prior to the Share Delivery Date and to which the Holder is entitled and (II) the Weighted Average Price of the Common Stock on the Share Delivery Date (such product is referred to herein as the “Share Product Amount”) and (b) in the event the Company has failed to deliver a Note to the Holder on or prior to the Note Delivery Date, the product of (y) the number of Shares issuable upon conversion of the Principal represented by the Note as of the Note Delivery Date and (z) the Weighted Average Price of the Common Stock on the Note Delivery Date (such product is referred to herein as the “Note Product Amount”); provided that in no event shall cash damages accrue pursuant to this Section 4(c)(v)(A) with respect to the Share Product Amount or the Note Product Amount during the period, if any, in which the Conversion Price or the arithmetic calculation of the Conversion Rate is subject to a bona fide dispute that is subject to and being resolved pursuant to, and in compliance with the time periods and other provisions of, the dispute resolution provisions of Section 4(c)(iii), provided that the Shares and/or the Note are delivered to the Holder within seven (7) days of the resolution of such bona fide dispute.  Notwithstanding any of the foregoing, in the event that any Certificate Delivery Delay or Note Delivery Delay shall continue for a period of thirty (30) days or more, then as of such thirtieth (30)th day, and each day thereafter, subject to Section 4(c)(ii), at the election of the Holder made in the Holder’s sole discretion, the Holder shall be entitled to require the Company to, and the Company shall, pay to the Holder, in lieu of the additional damages referred to in the preceding sentence (but in addition to all other available remedies that the Holder may pursue hereunder and under the Note Purchase Agreement (including indemnification pursuant to Section 8 thereof or at law or in equity)), 120% of the amount by which (A) the Holder’s total purchase price (including brokerage commissions, if any) for the Shares purchased to make delivery in satisfaction of a sale by the Holder of the Shares to which the Holder is entitled but has not received upon a conversion exceeds (B) the net proceeds received by the Holder from the sale of the Shares to which the Holder is entitled but has not received upon such conversion.  If the Company fails to pay the additional damages set forth in this Section 4(c)(v)(A) within five (5) Business Days of the date incurred, then the Holder entitled to such payments shall have the right at any time, so long as the Company continues to fail to make such payments, to require the Company, upon written notice, to promptly issue, in lieu of such cash damages, the number of Shares equal to the quotient of (X) the aggregate amount of the damages payments described herein divided by (Y) the Conversion Price in effect on such Conversion Date as specified by the Holder in the Conversion Notice.

(B)

Notice of Void Conversion; Adjustment to Conversion Price.  If for any reason the Holder has not received all of the Shares prior to the tenth (10th) Business Day after the Share Delivery Date with respect to a conversion of this Note, other than due to the pendency of a dispute being resolved in accordance with Section 4(c)(iii) (a “Conversion Failure”), then the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to the Holder’s Conversion Notice; provided that the voiding of the Holder’s Conversion Notice shall not affect the Company’s obligations to make any payments that have accrued prior to the date of such notice pursuant to Section 4(c)(v)(A) or otherwise.

(C)

Redemption.  If for any reason the Holder has not received all of the Shares on or prior to the thirtieth (30th) day after the Share Delivery Date with respect to a conversion of this Note, other than due to the pendency of a dispute being resolved in an accordance with Section 4(c)(iii) (a “Conversion Failure”) then, the Holder, upon written notice to the Company, may require that the Company redeem, in accordance with Section 5, all of the Principal, including the Principal previously submitted for conversion and with respect to which the Company has not delivered Shares; provided that the Holder shall not be entitled to require redemption of any Principal pursuant to this clause (C) solely as a result of a Conversion Failure caused by any Principal being the subject of a bona fide dispute that is subject to and being resolved pursuant to, and in compliance with the time periods and other provisions of, the dispute resolution provisions of Section 4(c)(iii), provided the Shares are delivered to the Holder promptly, and in any event within seven (7) days following the resolution of such bona fide dispute.

(vi)

Pro Rata Conversion.  In the event the Company receives a Conversion Notice from more than one holder of the Notes for the same Conversion Date and the Company can convert some, but not all, of such Notes, then, subject to Section 7, the Company shall convert from each holder of the Notes electing to have Notes converted at such time a pro rata amount of such holder’s Note submitted for conversion based on the principal amount of the Note submitted for conversion on such date by such holder relative to the aggregate principal amount of the Notes submitted for conversion on such date.

(vii)

Mechanics of Maturity Date Repayment.  If any Principal remains outstanding on the Maturity Date, then the Holder shall surrender this Note, duly endorsed for cancellation, to the Company, and such Principal shall be repaid by the Company as of the Maturity Date by payment on the Maturity Date to the Holder of an amount equal to the sum of (A) 100% of such Principal plus (B) the Interest Amount with respect to such Principal.

(viii)

Book-Entry.  Notwithstanding anything to the contrary set forth herein, upon conversion or redemption of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless all of the Principal is being converted or redeemed.  The Holder and the Company shall each maintain records showing the Principal converted or redeemed and the dates of such conversions or redemptions or shall use such other method, reasonably satisfactory to the other, so as not to require physical surrender of this Note upon each such conversion or redemption.  In the event of any dispute or discrepancy, such records of the Company establishing the Principal to which the Holder is entitled shall be controlling and determinative in the absence of demonstrable error.  Notwithstanding the foregoing, if this Note is converted or redeemed as aforesaid, the Holder may not transfer this Note unless the Holder first physically surrenders this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note of like tenor, registered as the Holder may request, representing in the aggregate the remaining Principal represented by this Note.  The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion or redemption of any portion of this Note, the Principal of this Note may be less than the principal amount stated on the face hereof.

(d)

Taxes.  The Company shall pay any and all Taxes (excluding income taxes, franchise taxes or other taxes levied on gross earnings, profits or the like of the Holder) that may be payable with respect to the issuance and delivery of Shares upon the conversion of this Note.

(e)

Adjustments to Conversion Price.  The Conversion Price, and the number and type of securities to be received upon conversion of this Note, shall be adjusted from time to time as provided in this Section 4(e).

(i)

In the event that the Company shall at any time or from time to time, on or after the Issuance Date and prior to the conversion of this Note, (A) pay a dividend or make a distribution payable in Shares on any class of shares of capital stock of the Company (excluding dividends payable in Shares at the stockholder’s option with respect to the Series B Shares), (B) subdivide its outstanding Shares into a greater number of shares, (C) combine its outstanding Shares into a smaller number of shares or (D) issue any shares of capital stock by reclassification of its Shares, the Conversion Price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or distribution or at the opening of business on the day following the day on which such subdivision, combination or reclassification becomes effective, as the case may be, shall be adjusted so that the holder of any Notes thereafter surrendered for conversion shall be entitled to receive the number of Shares that such holder would have owned or have been entitled to receive after the happening of any of the events described above had such Notes been converted immediately prior to the record date in the case of a dividend or distribution or the effective date in the case of a subdivision, combination  or reclassification.  An adjustment made pursuant to this Section 4(e)(i) shall become effective immediately upon the opening of business on the day next following the record date (subject to Section 4(e)(viii) below) in the case of a dividend or distribution and shall become effective immediately upon the opening of business on the day next following the effective date in the case of a subdivision, combination or reclassification.

(ii)

In the event that the Company shall at any time or from time to time, on or after the Issuance Date and prior to the conversion of this Note, (A) issue Shares, Convertible Securities, or Options entitling the recipient thereof to subscribe for or purchase Shares, at a price per share or (B) amend or otherwise modify the terms of any Convertible Securities or Options to a price per share, in either case, less than the Conversion Price then in effect, then the Conversion Price in effect at the opening of business on the day next following such issuance (the “Relevant Date”) shall be adjusted by multiplying the Conversion Price in effect on the day immediately prior to the Relevant Date by a fraction (x) the numerator of which shall be the sum of the number of shares of Common Stock outstanding on the Relevant Date plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of such additional shares of Common Stock so issued would purchase at the Conversion Price on the Relevant Date (or in the case of clause (B) above, the total number of additional shares of Common Stock which the aggregate exercise or conversion prices in the amended or modified Convertible Securities or Options would purchase at the Conversion Price on the Relevant Date) and (y) the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the Relevant Date plus the number of additional shares of Common Stock issued or to be issued, or amended, as applicable.  Such adjustment shall become effective immediately upon the opening of business on the Relevant Date.  In determining whether any Shares are issued or issuable, or Convertible Securities or Options entitle the holders of Notes to subscribe for or purchase Shares at less than such Conversion Price, there shall be taken into account any consideration received by the Company upon issuance of any such securities, the conversion of any such Convertible Securities and upon exercise of such Options the value of such consideration, if other than cash, to be determined in good faith by the board of directors of the Company (the “Board of Directors”) in the exercise of their fiduciary duty, with the concurrence of the holders of at least a majority of the aggregate principal amount of the Notes then Outstanding.  Notwithstanding the foregoing or any other provision herein to the contrary, no adjustment to the Conversion Price will be required as a result of any Exempted Issuance.

(iii)

In case the Company shall at any time or from time to time, on or after the Issuance Date and prior to conversion of this Note, distribute to all holders of Shares (including any such distribution made in connection with a merger or consolidation in which the Company is the resulting or surviving Person and the Common Stock is not changed or exchanged) cash, evidences of indebtedness of the Company, any Subsidiary or another issuer, securities of the Company (including Convertible Securities), any Subsidiary or another issuer or other assets (excluding dividends payable in Shares for which adjustment is made under another paragraph of this Section 4(e) and any distribution in connection with an Exempted Issuance) or Options to subscribe for or purchase of any of the foregoing, then, and in each such case, the Conversion Price then in effect shall be adjusted (and any other appropriate actions shall be taken by the Company) by multiplying the Conversion Price in effect immediately prior to the date of such distribution by a fraction (x) the numerator of which shall be the Weighted Average Price of the Common Stock for the five (5) consecutive Trading Days immediately prior to the date of distribution less the then fair market value (as determined by the Board of Directors in the exercise of their fiduciary duties with the concurrence of the holders of at least a majority of the aggregate principal amount of the Notes then Outstanding) of the portion of the cash, evidences of indebtedness, securities or other assets so distributed or of such Options to subscribe applicable to one Share and (y) the denominator of which shall be the Weighted Average Price of the Common Stock for the five (5) consecutive Trading Days immediately prior to the date of distribution (but such fraction shall not be greater than one).  Such adjustment shall be made whenever any such distribution is made and shall become effective retroactively to a date immediately following the close of business on the record date for the determination of stockholders entitled to receive such distribution.

(iv)

In the event that the Company shall at any time or from time to time, on or after the Issuance Date and prior to the conversion of this Note, make a payment of cash or other consideration to the holders of Shares in respect of a tender offer or exchange offer, other than an odd-lot offer, and the value of the sum of (i) the aggregate cash and other consideration paid for such Shares, and (ii) any other consent or other fees paid to holders of Shares in respect of such tender offer or exchange offer expressed as an amount per share of Common Stock validly tendered or exchanged pursuant to such tender offer or exchange offer, exceeds the Weighted Average Price of the Common Stock on the Trading Day immediately prior to the date any such tender offer or exchange offer is first publicly announced (the “Announcement Date”), then the Conversion Price shall be adjusted in accordance with the formula:

R’ = R x     O’ x P

F + (P x O)

For purposes of the foregoing formula:

R = the Conversion Price in effect at the expiration time of the tender offer or exchange offer that is the subject of this Section 4(e)(iv) (the “Expiration Time”);

R’ = the Conversion Price in effect immediately after the Expiration Time;

F = the fair market value (as determined by the Board of Directors in the exercise of their fiduciary duties with the concurrence of the holders of at least a majority of the aggregate principal amount of the Notes then Outstanding) of the aggregate value of all cash and any other consideration paid or payable for Shares validly tendered or exchanged (including any consent or other fees) and not withdrawn prior to the Expiration Time (the “Purchased Shares”);

O = the number of Shares outstanding immediately after the Expiration Time less any Purchased Shares;

O’ = the number of Shares outstanding immediately after the Expiration Time, plus any Purchased Shares; and

P = the Weighted Average Price of the Common Stock on the Trading Day next succeeding the Announcement Date.

Such decrease, if any, shall become effective immediately upon the opening of business on the day next following the Expiration Time.  In the event that the Company is obligated to purchase Shares pursuant to any tender offer, but the Company is prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Price shall again be adjusted to the Conversion Price that would then be in effect if such tender or exchange offer had not been made.  If the application of this Section 4(e)(iv) to any tender or exchange offer would result in an increase in the Conversion Price, no adjustment shall be made for such tender or exchange offer under this Section 4(e)(iv).

(v)

No adjustment in the Conversion Price shall be required unless such adjustment would require a cumulative decrease of at least $0.01 in such price; provided, however, that any adjustments that by reason of this Section 4(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment until made.  All calculations under this Section 4(e)(v) shall be made to the nearest cent (with $.005 being rounded upward) or to the nearest one-tenth of a share (with .05 of a share being rounded upward), as the case may be.

(vi)

Whenever the Conversion Price is adjusted as herein provided, the Company shall promptly file with the Transfer Agent an officer’s certificate setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error.  Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Price setting forth the adjusted Conversion Price and the effective date of such adjustment and shall mail such notice of such adjustment of the Conversion Price to the holders of the Notes at such holder’s last address as shown on the stock records of the Company.

(vii)

In any case in which Section 4(e) provides that an adjustment shall become effective on the day next following the record date for an event, the Company may without penalty defer until the occurrence of such event issuing to the holders of any Notes converted after such record date and before the occurrence of such event the additional Shares issuable upon such conversion by reason of the adjustment required by such event over and above the Shares issuable upon such conversion before giving effect to such adjustment.

(viii)

If any action or transaction would require adjustment of the Conversion Price pursuant to more than one subsection of this Section 4(e), only one adjustment shall be made, and such adjustment shall be the amount of adjustment that has the highest absolute value.

(ix)

If, at any time and from time to time on or after the Issuance Date and prior to the conversion of this Note, any event occurs of the type contemplated by the provisions of this Section 4(e) but not expressly provided for by such provisions (including the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 4(e).

5.

Redemption at Option of the Holder.

(a)

Redemption Option Upon Triggering Event.  In addition to all other rights of the Holder contained herein, after a Triggering Event (as defined in Section 5(b)), the Holder shall have the right, at the Holder’s option, to require the Company to redeem all or a portion of the Principal at a price (the “Redemption Price”) equal to the sum of (i) 120% of such Principal plus (ii) the Interest Amount with respect to such Principal.

(b)

Triggering Event.  A “Triggering Event” shall be deemed to have occurred at such time as any of the following events:

(i)

Upon the Holder’s receipt of a Notice of Change of Control (as defined below);

(ii)

the failure of any Registration Statement (as defined in the Registration Rights Agreement), including any post-effective amendment, required to be filed pursuant to Section 3(a) or Section 3(b) of the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is forty-five (45) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement);

(iii)

while a Registration Statement filed pursuant to Section 3(a), 3(b) or Section 3(e) of the Registration Rights Agreement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of such Registration Statement lapses for any reason (including the issuance of a stop order) or is unavailable to the Holder for sale of Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of fifteen (15) consecutive Trading Days or for more than an aggregate of thirty (30) Trading Days in any 365-day period (other than days during the period from the filing of a post-effective amendment as required pursuant to the Registration Rights Agreement until the effectiveness of such post-effective amendment or an Allowable Grace Period (as defined in the Registration Rights Agreement));

(iv)

the Common Stock is not listed on AMEX ,the Toronto Stock Exchange or any other national securities exchange in the United States or quoted on the NASDAQ National Market (or successor thereto) or the NASDAQ Capital Market, or if the Common Stock has been listed on AMEX ,the Toronto Stock Exchange or any other national securities exchange or quoted on the NASDAQ National Market (or successor thereto) or the NASDAQ Capital Market, the trading of the Common Stock on such exchange or market is terminated or suspended for a period of five (5) consecutive Trading Days or for more than an aggregate of ten (10) Trading Days in any 365-day period;

(v)

the Company’s or the Transfer Agent’s notice to any holder of the Notes, including by way of public announcement, at any time, of its intention not to comply with a request for conversion of any Notes into Shares that is tendered in accordance with the provisions of the Notes (excluding, however, a notice that relates solely to a bona fide dispute that is subject to and being resolved pursuant to, and in compliance with the time periods and other provisions of the dispute resolution provisions of Section 4(c)(iii), provided neither such dispute nor such notice is publicly disclosed);

(vi)

a Conversion Failure;

(vii)

upon the Company’s receipt of a Conversion Notice, the Company not being obligated to issue Shares upon such conversion due to the provisions of Section 7;

(viii)

except as provided in clause (ix) below, the Company or any of its Subsidiaries breaches any representation, warranty, covenant or other term or condition of the Note Purchase Agreement, the Registration Rights Agreement, this Note, the other Transaction Documents or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated thereby and hereby, except to the extent that such breach would not have a Material Adverse Effect (as defined in Section 3(a) of the Note Purchase Agreement) and except, in the case of a breach of a covenant or other term that is curable, only if such breach continues for a period of at least twenty (20) days; or

(ix)

the Company does not comply with the provisions of Section 10 hereof, Section 4(j) of the Note Purchase Agreement or Section 8 of the Registration Rights Agreement or any other Event of Default occurs and is continuing.

(c)

Mechanics of Redemption Upon Notice of Change of Control.  No sooner than thirty (30) nor later than fifteen (15) Business Days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier (a “Notice of Change of Control”) to the Holder.  At any time during the period beginning after receipt of a Notice of Change of Control (or, in the event a Notice of Change of Control is not delivered at least twenty (20) Business Days prior to a Change of Control, at any time on or after the date which is twenty (20) Business Days prior to a Change of Control) and ending on the date that is two (2) Business Days prior to the consummation of such Change of Control, the Holder may require the Company to redeem all or a portion of the Principal by delivering written notice thereof via facsimile and overnight courier (a “Notice of Redemption Upon Change of Control”) to the Company, which Notice of Redemption Upon Change of Control shall indicate (i) the Principal that the Holder is submitting for redemption and (ii) the applicable Redemption Price, as calculated pursuant to Section 5(a).  The Company shall deliver the Redemption Price simultaneously with the consummation of the Change of Control; provided that, if required by Section 4(c)(viii), this Note shall have been so delivered to the Company.  The Company shall not enter into any binding agreement or other arrangement with respect to a Change of Control unless the Company provides that the payments provided for in this Section 5(c) shall have priority to payments to stockholders in connection with such Change of Control and the Company complies with such provision.

(d)

Mechanics of Other Redemptions at Option of Holder.  Within one (1) Business Day after the occurrence of a Triggering Event (other than upon the Holder’s receipt of a Notice of Change of Control), the Company shall deliver written notice thereof via facsimile and overnight courier (“Notice of Triggering Event”) to the Holder and each holder of the Other Notes.  At any time after the earlier of the Holder’s receipt of a Notice of Triggering Event and the Holder’s becoming aware of a Triggering Event in the case of a redemption pursuant to Section 5(a), the Holder may require the Company to redeem up to all of the Principal by delivering written notice thereof via facsimile and overnight courier (“Notice of Redemption at Option of Holder”) to the Company, which Notice of Redemption at Option of Holder shall indicate (i) the Principal that the Holder is submitting for redemption, (ii) the applicable Redemption Price as determined and calculated pursuant to Section 5(a) above and (iii) the nature of the Triggering Event to the extent the Holder did not receive a Notice of Triggering Event; provided that a Notice of Redemption at Option of Holder with respect to a redemption pursuant to Section 5(a) may only be sent during the period beginning on and including the date of the Triggering Event and ending on and including the date which is the later of (I) twenty (20) Business Days after the date on which the Holder receives a Notice of Triggering Event from the Company with respect to such Triggering Event and (II) five (5) Business Days after the date on which such Triggering Event is cured and the Holder receives written notice from the Company confirming such Triggering Event has been cured.

(e)

Payment of Redemption Price other than in Connection with a Change of Control.  Upon the Company’s receipt of a Notice(s) of Redemption at Option of the Holder from any holder of the Other Notes, the Company shall promptly notify the Holder by facsimile of the Company’s receipt of such notice(s).  Each holder that has sent such a notice shall, if required pursuant to Section 4(c)(viii), promptly submit to the Company such holder’s Note that such holder has elected to have redeemed.  The Company shall deliver the applicable Redemption Price to the Holder within five (5) Business Days after the Company’s receipt of a Notice of Redemption at Option of Holder, provided that the Holder’s Note shall have been so delivered to the Company.  If the Company is unable to redeem all of the Notes submitted for redemption, the Company shall (i) redeem a pro rata amount from each holder of the Notes based on the principal amount of the Notes submitted for redemption by such holder relative to the aggregate principal amount of the Notes submitted for redemption by all holders of the Notes and (ii) in addition to any remedy the Holder may have under this Note, the Note Purchase Agreement and any other Transaction Document, pay to the Holder interest at a rate equal to the lesser of 2.0% per month (prorated for partial months) or the highest lawful interest rate in respect of the unpaid Redemption Price until paid in full or until delivery of a Void Optional Redemption Notice (as defined in Section 5(f)).

(f)

Void Redemption.  In the event that the Company does not pay the Redemption Price within the time period set forth in Section 5(e), at any time thereafter and until the Company pays such Redemption Price in full, the Holder shall have the option to, in lieu of redemption, require the Company to promptly credit to the Holder the Principal that was submitted for redemption by the Holder under this Section 5 and for which the Redemption Price (together with any interest thereon) has not been paid (or return any or all of the Note or any portion thereof representing such Principal) by sending written notice thereof to the Company via facsimile (the “Void Optional Redemption Notice”).  Upon the Company’s receipt of such Void Optional Redemption Notice, (i) the Notice of Redemption at Option of Holder shall be null and void with respect to the Principal subject to the Void Optional Redemption Notice, (ii) the Company shall promptly return or credit to the Holder any Principal or Note, as applicable, subject to the Void Optional Redemption Notice and (iii) the Conversion Price with respect to all the Principal shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Void Optional Redemption Notice is delivered to the Company and (B) the lowest Weighted Average Price of the Common Stock during the period beginning on and including the date on which the Notice of Redemption at Option of Holder is delivered to the Company and ending on and including the date on which the Void  Redemption Notice is delivered to the Company.

(g)

Disputes; Miscellaneous.  In the event of a bona fide dispute as to the determination of the arithmetic calculation of the Redemption Price, such dispute shall be resolved pursuant to Section 4(c)(iii) above, with the term “Redemption Price” being substituted for the term “Conversion Rate.”  The Holder’s delivery of a Void Optional Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments that have accrued prior to the date of such notice.  In the event of a redemption pursuant to this Section 5 of less than all of the Principal, the Company shall promptly cause to be issued and delivered to the Holder a replacement note representing the remaining Principal that has not been redeemed, if required pursuant to Section 4(c)(viii).

6.

Other Rights of the Holder.

(a)

Reorganization, Reclassification, Consolidation, Merger or Sale.  Any recapitalization, reorganization, reclassification, consolidation, merger, self tender offer for all or substantially all Shares, sale of all or substantially all of the Company’s assets to another Person or other transaction that is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as “Organic Change.”  In addition to the rights of the Holder under Section 5 to have this Note redeemed pursuant to Section 5(a) upon the occurrence of a Change of Control, prior to the consummation of any (i) sale of all or substantially all of the Company’s assets to an acquiring Person (including, for the avoidance of doubt, the sale of all or substantially all of the assets of the Company’s Subsidiaries in the aggregate) or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the “Acquiring Entity”) a written agreement, in form and substance satisfactory to the holders representing at least a majority of the aggregate principal amount of the Notes then Outstanding that have not elected to have their Notes redeemed in accordance with Section 5(a) upon the occurrence of a Change of Control (the “Non-Electing Noteholders”), to deliver to the Holder in exchange for this Note, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Note and satisfactory to the holders representing at least a majority of the aggregate principal amount of the Notes held by the Non-Electing Noteholders.  Subject to Section 4(e) and Section 5, prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the holders representing at least a majority of the aggregate principal amount of the Notes then Outstanding) to ensure that the Non-Electing Noteholders will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the Shares immediately theretofore acquirable and receivable upon the conversion of this Note (without regard to any limitations or restrictions on conversion) such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of Shares that would have been acquirable and receivable upon the conversion of this Note as of the date of such Organic Change (without taking into account any limitations or restrictions on the conversion of this Note).

7.

Limitations on Conversion.

(a)

4.99% Limitation.  The Company shall not effect any conversion of this Note and the Holder shall not have the right to convert Principal or any Interest Amount in excess of that portion of the Principal Amount or any Interest Amount that, upon giving effect to such conversion, would cause the aggregate number of Shares beneficially owned by the Holder and its Affiliates to exceed 4.99% (the “Maximum Percentage”) of the total outstanding Shares following such conversion.  For purposes of the foregoing proviso, the aggregate number of Shares beneficially owned by the Holder and its Affiliates shall include the Shares issuable upon conversion of this Note, with respect to which the determination of such proviso is being made, but shall exclude the Shares that would be issuable upon (i) conversion of the remaining, unconverted Principal and any Interest Amount with respect thereto beneficially owned by the Holder and its Affiliates and (ii) exercise, conversion or exchange of the unexercised, unconverted or unexchanged portion of any other securities of the Company (including any warrants or convertible preferred stock) subject to a limitation on conversion, exercise or exchange analogous to the limitation contained herein beneficially owned by the Holder and its Affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 7, beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act.  For purposes of this Section 7(a), in determining the number of outstanding Shares the Holder may rely on the number of outstanding Shares as reflected in (1) the Company’s most recent report on Form 6-K, or annual report on Form 20-F, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the transfer agent for the common stock setting forth the number of Shares outstanding.  Upon the written request of the Holder, the Company shall promptly, but in no event later than two (2) Business Days following the receipt of such request, confirm in writing to the Holder the number of Shares outstanding as of the date of such request.  In any case, the number of outstanding Shares shall be determined after giving effect to the conversion, exercise or exchange of securities of the Company, including the Notes by the Holder and its Affiliates since the date as of which such number of outstanding Shares was reported.  For purposes of determining the maximum number of Shares that the Company may issue to the Holder pursuant to Section 7(a) upon conversion of this Note on a particular Conversion Date, the Holder’s delivery of a Conversion Notice with respect to such conversion shall constitute a representation (on which the Company may rely without investigation) by the Holder that, upon the issuance of the Shares to be issued to it on such Conversion Date, the shares of Common Stock beneficially owned by the Holder and its Affiliates shall not exceed the Maximum Percentage of the total outstanding Shares immediately after giving effect to such conversion, as determined in accordance with this Section 7(a).  By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided, however, that (i) any such increase will not be effective until the date which is sixty one (61) days after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes.

(b)

Notwithstanding anything to the contrary set forth herein, the Company shall not be obligated to issue any Shares upon conversion of this Note if the issuance of such Shares would exceed that number of Shares which the Company may issue upon conversion of the Notes (the “Exchange Cap”) without breaching the Company’s obligations under the rules or regulations of the Principal Market, except that such limitation shall not apply in the event that the Company  (a) obtains Stockholder Approval, or (b) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the holders representing at least a majority of the aggregate principal amount of the Notes then Outstanding.  Until such Stockholder Approval or written opinion is obtained, no purchaser of  any of the Notes pursuant to the Note Purchase Agreement (each, a “Purchaser”) shall be issued, at any time, upon conversion of any of the Notes, a number of Shares greater than the difference of (i) the product of (A) the Exchange Cap, multiplied by (B) the Allocation Percentage of such Purchaser as of the Issuance Date (the “Cap Allocation Amount”), minus (ii) the aggregate number of Conversion Shares that have been issued prior to such time upon conversion of any Notes prior to the date of such determination.  In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser’s Notes, the transferee shall be allocated a pro rata portion of such Purchaser’s Cap Allocation Amount.  In the event that any holder of Notes shall convert all of such holder’s Notes into a number of Shares in an amount which, in the aggregate, is less than such holder’s Cap Allocation Amount, then the difference between such holder’s Cap Allocation Amount and the number of Shares actually issued to such holder upon conversion of such holder’s Notes shall be allocated to the respective Cap Allocation Amounts of the remaining holders of Notes on a pro rata basis in proportion to the aggregate number of Shares issuable upon conversion of the Notes (at the then prevailing Conversion Price) if any, then held by each such holder, without regard to any limitations on conversion or exercise.

8.

Interest.

  Interest shall be payable on each Interest Payment Date, including the Maturity Date, to the record holder of this Note on such Interest Payment Date, in cash only and shall accrue from the Issuance Date.  Any accrued and unpaid Interest which is not paid within five (5) Business Days of such accrued and unpaid Interest’s Interest Payment Date shall bear interest at a rate equal to the lesser of 2.0% per month (prorated for partial months) or the highest lawful rate per annum from such Interest Payment Date until the same is paid in full (the “Default Interest”).

9.

Right of First Refusal.

(a)

The Company hereby grants to the Holder (and the holders of the Other Notes) a right of first refusal to purchase any New Securities that the Company may, from time to time, propose to issue and sell; provided, however, that at the time of any such offer or sale the Holder, if a U.S. Person, shall qualify as an “accredited investor” as that term is defined in Rule 501(a) of the 1933 Act, and if not a U.S. Person shall qualify under any applicable exemptions from registration and prospectus requirements under the securities laws of such Holder’s jurisdiction.  Such right of first refusal shall allow the Holder and all of the holders of the Other Notes to purchase an aggregate proportion of such New Securities equal to the ratio of the number of Shares into which the then outstanding Notes can be converted to the total number of Shares on a fully diluted basis (the “Subject Securities”); and shall allow the Holder to purchase pro rata among such other holders of the Notes so electing to purchase the Subject Securities (determined immediately prior to such issuance and sale of New Securities and based upon each holder’s Allocation Percentage).  In the event a holder of the Notes does not purchase any or all of its pro rata portion of the Subject Securities, each of the remaining holders of the Notes shall have the right to purchase its pro rata portion (determined at such time) of such unpurchased Subject Securities until all of the Subject Securities are purchased, or until no other holder of the Notes desires to purchase any additional Subject Securities, in which case the Company may sell such unpurchased Subject Securities to prospective purchasers on the terms described in the New Issue Notice (as defined below), including the period of time during which such New Securities will be offered for sale by the Company, but thereafter may sell additional New Securities only after delivering another New Issue Notice as described herein.  The right of first refusal granted hereunder shall terminate if unexercised within fifteen (15) Business Days after receipt or deemed receipt of the New Issue Notice.  Notwithstanding anything contained herein to the contrary, no New Issue Notice shall contain any material non-public information.

(b)

In the event that the Company proposes to undertake an issuance of New Securities, it shall give the Holder written notice of its intention (the “New Issue Notice”), describing the class and number of securities it intends to issue as New Securities, the number of New Securities comprising the Subject Securities, the cash purchase price therefore and the terms upon which the Company proposes to issued the same, including without limitation the period of time during which such New Securities shall be offered for sale at such price and under such terms.  Each holder of Notes shall have fifteen (15) Business Days from the date of its receipt or deemed receipt of the New Issue Notice to elect to purchase all or any portion of such holder’s pro rata portion of Subject Securities (calculated as described in Section 9(a)) for the purchase price and upon the terms specified in the New Issue Notice by giving written notice to the Company, stating therein the quantity of Subject Securities to be purchased.

10.

Covenants.

(a)

Corporate Existence.  From the Issuance Date and for so long as any of the Notes are outstanding, the Company shall, and shall cause each of its Subsidiaries to (i) conduct its operations in the ordinary course of business consistent with past practice, (ii) maintain its corporate existence, excluding creations of and mergers among Subsidiaries, and (iii) maintain and protect all material Intellectual Property used in the business of the Company and its Subsidiaries.

(b)

Modification of Authorized Capitalization.  The Company shall not amend, supplement, alter change or otherwise modify its authorized capital stock as disclosed in Schedule 3(c) of the Note Purchase Agreement without the prior written consent of the Holders of a majority of the aggregate amount of the Notes then outstanding.

(c)

Limitations on Indebtedness; Liens.  From the Issuance Date and for so long as any of the Notes are outstanding, subject in all respects to the provisions of Section 10(l) hereof, the Company shall not, and shall not permit any of its Subsidiaries to, (a) issue, incur, assume, maintain, suffer to exist or extend the term of any Indebtedness, except for (i) Indebtedness under the Notes, the Existing Senior Subordinated Convertible Notes and the Series B Shares, (ii) Indebtedness of the Company (A) the holders of which agree in writing to be subordinate and junior in right of payments to the Notes on terms and conditions acceptable to the holders of at least a majority of the aggregate principal amount of the Notes then Outstanding, including expressly agreeing not to take, demand or receive from the Company, any payment of (whether as principal, interest or any other amount) or security for the whole or any part of such Indebtedness, including any letter of credit or similar credit support facility to support the payment thereof, (B) which does not mature or otherwise require or permit redemption or repayment prior to or on the first anniversary of the Maturity Date, and (C) which is not secured by any of the assets of the Company or any of its Subsidiaries (“Permitted Subordinated Indebtedness”) in an amount not to exceed $10,000,000, (iii) Indebtedness of a Subsidiary to the Company or any other Subsidiary permitted by Section 10(d), and (iv) Indebtedness under the Senior Credit Facility, including the guarantees of Subsidiaries thereto, not in excess of the greater of $30,000,000 or 65% of the estimated present value of the pre-tax cash flow of the Company’s proven reserves based on a variable price assumption and discounted at 10%, as determined by reports of an independent engineering firm (the “Senior Basket”), or other non-convertible Indebtedness incurred under senior credit facilities with other nationally recognized commercial banking institutions in Canada or the United States by the Company and/or one or more Subsidiaries which, together with the amounts outstanding under the Senior Credit Facility do not, in the aggregate, exceed the amount of the Senior Basket; and (v) short term debt granted to Enterra Energy Trust for the Company’s planned purchase of the Ferrier area facilities in an amount not to exceed $6,000,000 and secured only by the purchased assets; (b) issue any capital stock of the Company or any Subsidiary redeemable prior to or on the first (1st) anniversary of the Maturity Date (excluding any Shares, Options or Convertible Securities (including Shares issued upon the exercise or conversion thereof) issued in connection with the Company’s acquisition of all of the issued and outstanding securities of JMG Exploration, Inc.; (c) directly or indirectly, create, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by the Company or any of its Subsidiaries other than a Permitted Lien; or (d) redeem, retire, defease or otherwise repay or prepay in cash any principal of any Indebtedness other than the Senior Credit Facility or Indebtedness under the Notes.  The provisions of this Section 10(c) are in furtherance of Section 10(l) hereof, and in no way limit the other restrictions on or obligations of the Company pursuant thereto or otherwise.

(d)

Restriction on Loans; Investments; Subsidiary Equity.  From the Issuance Date and for so long as any of the Notes are outstanding, the Company shall not, and shall not permit any of its Subsidiaries to, (i) except for Permitted Investments (as defined below), make any loans to, or investments in, any other Person, including through lending money, deferring the purchase price of property or services (other than trade accounts receivable on terms of ninety (90) days or less and other than pre-payment of services through loans to Western Lakota Energy Services Inc. and a loan under a farmout agreement with Thurston Energy, LLC), purchasing any note, bond, debenture or similar instrument, providing any letter of credit, guaranteeing (or taking any action that has the effect of guaranteeing) any obligations of any other Person, or acquiring any equity securities of, or other ownership interest in, or making any capital contribution to any other Person other than in connection with the Company’s acquisition of all of the issued and outstanding securities of JMG Exploration, Inc. (provided, however, that the Company and its Subsidiaries may make investments in each other, or (ii) issue, transfer or pledge any capital stock or equity interest in any Subsidiary to any Person other than the Company or any wholly-owned foreign Subsidiary.  “Permitted Investments” means (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within 180 days from the date of acquisition; (b) certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any commercial bank organized under the laws of the United States or any state thereof or Canada or any province thereof having combined capital and surplus of not less than $500,000,000; (c) commercial paper of an issuer rated at least A-1 by Standard & Poor’s Ratings Services (“S&P”) or P-1 by Moody’s Investors Service, Inc. (“Moody’s”), or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within six months from the date of acquisition; (d) repurchase obligations of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than 30 days, with respect to securities issued or fully guaranteed or insured by the United States; (e) securities with maturities of 180 days or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least AA by S&P or Aa by Moody’s; (f) securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the requirements of clause (b) of this definition; or (g) shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition or money market funds that ( i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000.

(e)

Restriction on Purchases or Payments.  From the Issuance Date and for so long as any of the Notes are outstanding, the Company shall not, and shall not permit any of its Subsidiaries to, (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (other than payment of the dividends, calculated at a rate of 10% per annum, payable on the Series B Shares, provided that, no Default or Event of Default shall have occurred and be continuing or would result after giving pro forma effect to any such payment) or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or set any record date with respect to any of the foregoing; provided, however, that any Subsidiary may declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any of its capital stock that is held solely by the Company or by another Subsidiary, (ii) purchase, redeem or otherwise acquire, directly or indirectly, any shares of the Company’s capital stock or the capital stock of any of its Subsidiaries, except as long as no Event of Default has occurred and is continuing, repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the Issuance Date and set forth on Schedule 3(c) to the Note Purchase Agreement or (iii) grant, issue or sell any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of its capital stock.  From the Issuance Date and for so long as any of the Notes are outstanding, the Company and its Subsidiaries shall not enter into any agreement which would limit or restrict the Company’s or any of its Subsidiaries’ ability to perform under, or take any other voluntary action to avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it under, this Note, the Note Purchase Agreement, or any other Transaction Document.

(f)

Affiliate Transactions.  From Issuance Date and for so long as any of the Notes are outstanding, the Company shall not, and shall cause each of its Subsidiaries not to, enter into or be a party to any agreement or transaction with any Affiliate (other than a wholly-owned Subsidiary), including transfer of any assets to any such Affiliate, except in the ordinary course of the Company or such Affiliate’s business and upon fair and reasonable terms that are no less favorable to the Company or such Affiliate, as the case may be, than such Person would obtain in a comparable arms’-length transaction with a Person not an Affiliate of the Company, and on terms consistent with the business relationship of the Company or such Subsidiary and such Affiliate prior to the date of this Note, if any.

(g)

SEC Filings.  From the Issuance Date and for so long as any of the Notes are outstanding, (i) the Company shall timely file with the SEC, within the time periods specified in the SEC’s rules and regulations, all annual financial information required to be filed with the SEC on Form 20-F, all current reports required to be filed with the SEC on Form 6-K and any other information required to be filed with the SEC; (ii) the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination and (iii) the Company shall deliver (A) copies of all such filings with the SEC to each holder of Notes then Outstanding within one (1) day after the filing thereof with the SEC, unless the foregoing are filed with the SEC through EDGAR and are immediately available to the public through EDGAR and (B) facsimile copies of all press releases issued by the Company or any of its Subsidiaries on the same day as the release thereof, except to the extent any such release is available through Bloomberg Financial Markets (or any successor thereto) contemporaneously with such issuance.

(h)

Compliance with Laws.  From the Issuance Date and for so long as any of the Notes are outstanding, the Company will comply, and cause each Subsidiary to comply, in all material respects with all applicable laws, ordinances, rules, regulations and requirements of Governmental Authorities (including ERISA and the rules and regulations thereunder and all Environmental Laws) except where the necessity of compliance therewith is contested in good faith by appropriate proceedings diligently conducted.

(i)

Maintenance of Assets; Insurance.  From the Issuance Date and for so long as any of the Notes are outstanding, the Company will keep, and will cause each Subsidiary to keep, all assets necessary in its business in good working order and condition, ordinary wear and tear excepted; will maintain, and will cause each Subsidiary to maintain (either in the name of the Company or in such Subsidiary’s own name), with financially sound and reputable insurance companies, insurance on all their assets in at least such amounts and against at least such risks as are usually insured against in the same general area by companies of established repute engaged in the same or a similar business; and will furnish to the holders of the Notes, upon reasonable written request, full information as to the insurance carried.

(j)

Payment of Taxes.  From the Issuance Date and for so long as any of the Notes are outstanding, the Company will, and will cause each of its Subsidiaries to, pay and discharge, before the same shall become delinquent, all income and all other material Taxes, assessments and other governmental charges or levies, imposed upon them or any of their properties or assets or in respect of their businesses or incomes except for those being contested in good faith by proper proceedings diligently conducted and against which adequate reserves, in accordance with GAAP, have been established.

(k)

Use of Proceeds.  The Company will only use the proceeds from the sale of the of the Notes as follows:  (x) to repay principal and interest due under the Senior Credit Facility in an amount equal to $23,484,000 in aggregate and (y) for general corporate purposes including working capital, in each case, as more specifically described and in the amounts indicated in Schedule 4(d) to the Note Purchase Agreement.  Such proceeds shall be held in the Company’s accounts established with Alberta Treasury Branches, Calgary, Alberta, with the account numbers 760-1212818-24 for Canadian funds and/or 760-1212818-70 for United States funds until used by the Company in accordance with the terms of this Section 10(k).

(l)

Other Indebtedness.  Payments of principal and other payments due under this Note shall not be subordinated to any obligations of the Company and shall rank senior to all other Indebtedness other than payments of (A) principal and interest due under the Senior Credit Facility (or any replacements therefor) not in excess of the Senior Basket and (B) trade accounts payable of the Company and other Indebtedness that, in each case, is preferred by operation of law.

(m)

Lock-Up.  Reginald J. Greenslade, the current Chairman of the Board, and Thomas J. Jacobsen, the current Chief Executive Officer, of the Company have each agreed that from the Issuance Date through May 31, 2007, neither will (i) effect a public sale of any Shares or any security convertible or exchangeable into Shares, or (ii) offer to sell, contract to sell, grant any option to purchase or enter into any similar transaction with regard to Shares which has the same economic effect as a sale of such Shares, and the Company will use its reasonable best efforts to enforce such agreements.  The foregoing sentence shall not apply to transactions relating to Shares or other securities (i) acquired in open market transactions after the Issuance Date, (ii) transferred as bona fide gifts, (iii) transferred by will or intestate succession, (iv) hypothecated or pledged as security, including subsequent realization of such security by the holder of such security and (v) transferred in a Change of Control.

11.

Voting Rights.  The holders of the Notes shall have no voting rights in respect of the Shares prior to conversion, except as required by law and as expressly provided in this Note.

12.

Defaults and Remedies.

(a)

Events of Default.  An “Event of Default” is (i) default in payment of any Principal of this Note, any Redemption Price or any Change of Control Redemption Price, when and as due; (ii) default in payment of any Interest on this Note that is not included in an amount described in the immediately preceding clause (i) that is not cured within five (5) Business Days from the date such Interest was due; (iii) any default in the observance or performance of any covenant or agreement contained in clauses (c) through (f) and (l) of Section 10; (iv) failure by the Company to comply with any other provision of this Note or any other Transaction Document in all material respects within ten (10) days after the earlier of (x) the Company’s receipt of notice to comply with such provision or (y) the Company becoming aware of such default; (v) any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Company in this Note, the Note Purchase Agreement, any Transaction Document or in any certificate or other document delivered pursuant hereto or thereto, shall be incorrect in any material respect when made or deemed made; (vi) any default in payment of at least $500,000, individually or in the aggregate, under or acceleration prior to maturity, or any event or circumstances arising such that, any Person is entitled, or could, with the giving of notice and/or lapse of time and/or the fulfillment of any condition and/or the making of any determination, become entitled, to require repayment before its stated maturity of, or to take any step to enforce any security for, any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of at least $500,000 by the Company or any of its Subsidiaries, whether such Indebtedness now exists or shall be created hereafter; (vii) any of the Transaction Documents or any subordination provisions in any subordinated indebtedness shall cease, for any reason, to be in full force and effect, or the Company or any of its Subsidiaries shall so assert; (viii) if the Company or any of its Subsidiaries pursuant to or within the meaning of any Bankruptcy Law (as defined below); (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it or any of its Subsidiaries for all or substantially all of its property; (D) makes a general assignment for the benefit of its creditors; or (E) admits in writing that it is generally unable to pay its debts as the same become due; (ix) an involuntary case or other proceeding is commenced directly against the Company or any of its Subsidiaries seeking liquidation, reorganization or other relief with respect to it or its Indebtedness under any Bankruptcy Law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other Bankruptcy Law proceeding remains undismissed and unstayed for a period of thirty (30) days, or an order of relief is entered against the Company or any of its Subsidiaries as debtor under the Bankruptcy Laws as are now or hereafter in effect; or (x) one or more judgments, non interlocutory orders or decrees shall be entered by a U.S. state or federal or a foreign court or administrative agency of competent jurisdiction against any the Company or any of its Subsidiaries involving in the aggregate a liability (to the extent not covered by independent third party insurance as to which the insurers has not denied coverage) as to any single or related series of transactions, incidents or conditions, of $500,000 or more, and the same shall remain unsatisfied, unvacated, unbonded or unstayed pending appeal for a period of thirty (30) days after the entry thereof.  The term “Bankruptcy Law” means Title 11, U.S. Code, or any similar U.S. federal, state, Canadian federal, provincial or foreign law for the relief of debtors.  The term “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.  Within five (5) Business Days after the occurrence of any Event of Default set forth in clause (vi), (viii), (ix) or (x) above, the Company shall deliver written notice thereof to the Holder.

(b)

Remedies.  If any Event of Default has occurred and is continuing, the holders of a majority of the principal amount of Notes then outstanding may, upon written notice to the Company, except in the case of events described in Sections 12(a)(viii) or 12(a)(ix), in which case no notice shall be required, (i) declare all of the Principal then outstanding together with the Interest Amount with respect to such Principal and all other amounts, including the amounts due under Section 4(c)(v)(A), owing or payable hereunder and under the Other Notes (the “Acceleration Amount”) immediately due and payable, in cash, all without presentment, demand, protest or further act or notice of any kind, all of which are expressly waived by the Company and (ii) exercise any and all rights and remedies available to the holder of this Note under this Note, the Note Purchase Agreement, at law or in equity.  In addition to any remedy the Holder may have under this Note and the Note Purchase Agreement, such Acceleration Amount shall bear interest at a rate equal to the lesser of 2.0% per month (prorated for partial months) or the highest lawful interest rate until paid in full.  Nothing in this Section 12 shall limit any other rights the Holder may have under this Note, the Note Purchase Agreement or any Transaction Document, including Sections 3 and 4 of this Note.

(c)

Void Acceleration.  In the event that the Company does not pay the Acceleration Amount within five (5) Business Days of this Note becoming due under Section 12(b), at any time thereafter and until the Company pays such unpaid Acceleration Amount in full, the Holder shall have the option to, in lieu of redemption, require the Company to promptly return this Note (to the extent this Note has been previously delivered to the Company), in whole or any portion thereof, to the Holder, by sending written notice thereof to the Company via facsimile (the “Void Acceleration Notice”).  Upon the Company’s receipt of such Void Acceleration Notice, (i) the acceleration pursuant to Section 12(b) shall be null and void with respect to the portion of this Note subject to such Void Acceleration Notice, (ii) the Company shall promptly return the portion of this Note (to the extent this Note has been previously delivered to the Company) subject to such Void Acceleration Notice and (iii) the Conversion Price with respect to all of the Principal shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Void Acceleration Notice is delivered to the Company and (B) the lowest Weighted Average Price of the Common Stock during the period beginning on and including the date on which this Note became due under Section 12(b) and ending on and including the date on which the Void Acceleration Notice is delivered to the Company.

13.

Notice of Certain Events.  The Company will give written notice to the Holder at least ten (10) Business Days prior to the date on which the Company closes its books or takes a record (i) with respect to any dividend or distribution upon the Common Stock, (ii) with respect to any pro rata subscription offer to holders of Common Stock or (iii) for determining rights to vote with respect to any Organic Change, dissolution or liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.  The Company will also give written notice to the Holder at least ten (10) Business Days prior to the date on which any Organic Change, dissolution or liquidation will take place, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

14.

Vote to Change the Terms of the Notes.  The written consent of the Company and the holders representing at least a majority of the principal amount then Outstanding under all of the Notes shall be required for any change in the Notes (including this Note) and upon receipt of such consent, each Note shall be deemed amended thereby.

15.

Lost or Stolen Notes.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of loss, theft or destruction, of an indemnification undertaking by the Holder to the Company in customary form and reasonably satisfactory to the Company and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver a new Note of like tenor and date; provided, however, the Company shall not be obligated to re-issue a Note if the Holder contemporaneously requests the Company to convert this Note in its entirety into Shares as permitted hereunder.

16.

Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Company to comply with the terms of this Note.  The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein.  Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

17.

Specific Shall Not Limit General; Construction.  No specific provision contained in this Note shall limit or modify any more general provision contained herein.  This Note shall be deemed to be jointly drafted by the Company and all buyers of Notes pursuant to the Note Purchase Agreement and shall not be construed against any Person as the drafter hereof.

18.

Failure or Indulgence Not Waiver.  No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

19.

Notice.  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Note must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:

JED Oil Inc.
2200, 500 4th Avenue S.W.
Calgary, Alberta
T2P 2V6 Canada
Facsimile:

 (403) 444-0100
Attention: General Counsel

With copy to:

Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177-1500
Facsimile:

 (212) 953-7201
Attention: Bo-Yong Park

If to a Holder, to it at the address and facsimile number set forth on the Schedule of Purchasers attached to the Note Purchase Agreement, with copies to such Holder’s representatives as set forth on such schedule, or, in the case of a Holder or any other party named above, at such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party in accordance with this Section 19 five (5) days prior to the effectiveness of such change.  Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or deposit with a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

20.

Transfer of this Note.  The Holder may assign or transfer some or all of its rights hereunder, subject to compliance with the 1933 Act and the provisions of Section 2 of the Note Purchase Agreement without the consent of the Company; provided, however, that the Company shall have the right to consent, such consent not to be unreasonably withheld, to any transfer that would result in the payment to the transferee holder of additional amounts pursuant to Section 24 in excess of the amounts payable to the transferor holder pursuant to Section 24, in each case determined at the time of the transfer, provided, further, that it shall be reasonable for the Company to withhold consent on the basis of the payments of such excess additional amounts.  The Company shall not assign or otherwise transfer any of its rights and obligations under this Note without the prior written consent of the holders of a majority of the aggregate principal amount of the Notes then outstanding and any attempted assignment or transfer without such consent shall be null and void.  The Company shall maintain an office where the Notes may be presented for registration of transfer or for exchange (“Registrar”).  The Registrar shall keep a register of the Notes and of their transfer and exchange.  The Company may change the Registrar upon written notice to each holder of Notes.  Prior to due presentment for the registration of a transfer of any Note, the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes.

21.

Payment of Collection, Enforcement and Other Costs.  If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding; or (b) an attorney is retained to represent the Holder in any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action, including reasonable attorneys’ fees and disbursements.

22.

Cancellation.  After all Principal and other amounts at any time owed under this Note have been paid in full or converted into Shares in accordance with the terms hereof, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.

23.

Note Exchangeable for Different Denominations.  Subject to Section 4(c)(viii), in the event of a conversion or redemption pursuant to this Note of less than all of the Principal, the Company shall promptly cause to be issued and delivered to the Holder, upon tender by the Holder of this Note, a new Note of like tenor representing the remaining Principal that has not been so converted or redeemed.  This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes containing the same terms and conditions and representing in the aggregate the Principal, and each such new Note will represent such portion of such Principal as is designated by the Holder at the time of such surrender.  The date the Company issued this Note shall be the Issuance Date hereof regardless of the number of times a new Note shall be issued.

24.

Taxes.

(a)

Payments Free of Taxes.  Any and all payments by or on account of any obligation of the Company or any of its Subsidiaries under the Notes, the Note Purchase Agreement or any other Transaction Document shall be made without any set-off, counterclaim or deduction and free and clear of and without deduction for any Indemnified Taxes; provided that if the Company or any of its Subsidiaries shall be required to deduct any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 24(a)), the Holder receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company or such Subsidiary, as applicable, shall make such deductions and (iii) the Company or such Subsidiary shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law; provided, further, that if the Company or any of its Subsidiaries is required to make an additional payment to the Holder under this Section 24(a), and if the Holder is entitled to a cash refund or credit against cash Taxes payable which is both identifiable and quantifiable by the Holder as being attributable to the imposition of such Indemnified Taxes (a “Tax Refund”), and such Tax Refund may be obtained without increased liability or obligation to the Holder (including any obligation of the Holder to file Tax returns in jurisdictions where it would not otherwise be obligated to file Tax returns), then, upon the written request of the Company, the Holder shall apply for such Tax Refund and, to the extent such Tax Refund is received by the Holder, shall reimburse the Company or such Subsidiary for such amount as the Holder shall determine to be the proportion of the Tax Refund attributable to such additional payment as will leave the Holder after the reimbursement in the same position as it would have been if the additional payment had not been required; provided that, if any Tax Refund reimbursed by the Holder to the Company or such Subsidiary is subsequently disallowed, the Company shall repay the Holder such amount (together with interest and any applicable penalty payable to the Holder to the relevant taxing authority) promptly after the Holder notifies the Company of such disallowance.  The Company agrees to reimburse the Holder for the Holder’s reasonable out-of-pocket expenses, if any, incurred in complying with any request hereunder and agrees that all costs incurred by the Holder in respect of this Section 24(a) may be deducted from the amount of any reimbursement to the Company or any of its Subsidiaries in respect of any Tax Refund pursuant to this Section 24(a).  Nothing in this Section 24(a) shall require the Holder to disclose to the Company any of its Tax returns or any other Tax-related information that it deems to be confidential.

(b)

Indemnification by the Company.  The Company shall indemnify the Holder, within thirty (30) days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Holder, on or with respect to any payment by or on account of any obligation of the Company or any of its Subsidiaries under the Notes, the Note Purchase Agreement and the other Transaction Documents (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 24) arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate of the Holder as to the amount of such payment or liability (together with a calculation of such payment or liability and supporting documentation reasonably requested by the Company) under this Section 24 shall be delivered to the Company and shall be conclusive absent demonstrable error.

(c)

Withholding Obligations.  Subject to Sections 24(a) and (b), if the Company is subject to withholding tax obligations under applicable law with respect to any transaction under this Note, then, notwithstanding any provision to the contrary in this Note, the Company shall be entitled to withhold cash or Shares in the amount that the Company is required to withhold.

25.

Waiver of Notice.  To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, Note Purchase Agreement and the other Transaction Documents.

26.

Governing Law; Jurisdiction.  This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, including Section 5-1401 of the New York General Obligations Law.  Each party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof.  The Company hereby irrevocably and unconditionally appoints CT Corporation System (the “Company Process Agent”), with an office on the date hereof at 111 Eighth Avenue, New York, New York 10011 as agent to receive on behalf of the Company and its property service of copies of the summons and complaint and any other process which may be served in any action referred to above or any other proceeding in any New York State or Federal court and agrees promptly to appoint a successor Company Process Agent in The City of New York (which successor Company Process Agent shall accept such appointment in writing in form and substance reasonably satisfactory to the Holder) prior to the termination for any reason of the appointment of the initial Company Process Agent.  In any action or proceeding in a New York State or Federal court sitting in The City of New York, such service may be made on the Company by delivering a copy of such process to the Company in care of the Company Process Agent at such Company Process Agent’s above address and by depositing a copy of such process in the mails by certified or registered air mail, addressed to the Company at the address for such notices to it under this Note (such service to be effective upon such receipt by the Company Process Agent and the depositing of such process in the mails as aforesaid).  The Company hereby irrevocably and unconditionally authorizes and directs such Company Process Agent to accept such service on its behalf.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

27.

WAIVER OF JURY TRIAL.  THE COMPANY, ON BEHALF OF ITSELF AND ITS SUBSIDIARIES, AND THE HOLDER OF THIS NOTE HEREBY IRREVOCABLY WAIVE ANY RIGHTS THEY MAY HAVE TO, AND AGREE NOT TO REQUEST, A TRIAL BY JURY IN RESPECT OF ANY ACTION BASED UPON, OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

28.

Effect of Redemption or Conversion; No Prepayment.  Upon payment of the Redemption Price or the Change of Control Redemption Price, each in accordance with the terms hereof with respect to any portion of the Principal of this Note, or delivery of Shares upon conversion of any portion of the Principal in accordance with the terms hereof, such portion of the Principal of this Note shall be deemed paid in full and shall no longer be deemed Outstanding for any purpose.  Except as specifically set forth in this Note, including Section 4, the Company does not have any right, option, or obligation, to pay any portion of the Principal at any time prior to the Maturity Date.

29.

Purchase of Notes by the Company.  The Company shall not, and shall not permit any Subsidiary or Affiliate to,  voluntarily purchase or acquire any portion of any Note, unless concurrently with such action, the Company, such Subsidiary or Affiliate makes an offer to all Holders to acquire the same portion of their Notes on the same terms.  This Section 29 may not be amended except with the written consent of the holders of two-thirds (2/3) of the aggregate principal amount of all the Notes then Outstanding.

30.

Other Payments to Holders of Notes.  The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes or any waiver or amendment of any of the terms and provisions hereof or thereof unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding that consented to such waiver or amendment.

31.

Payment Set Aside.  To the extent that the Company makes a payment or payments to the Holder hereunder or the Holder enforces or exercises its rights hereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, by a trustee, receiver or any other person under any law (including any bankruptcy law, U.S. state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

32.

Judgment Currency.  Notwithstanding any judgment in a currency (the “Judgment Currency”) other than United States Dollars (“Dollars”), any sum adjudged to be due to any Purchaser in connection with the Transaction Documents shall be discharged only to the extent that on the Business Day following receipt by such Purchaser of any sum adjudged to be so due in the Judgment Currency, such Purchaser may in accordance with normal banking procedures purchase Dollars with the Judgment Currency; if the amount of Dollars so purchased is less than the sum originally due to such Purchaser in Dollars, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Purchaser against such loss, and if the amount of Dollars so purchased exceeds the sum originally due to such Purchaser, such Purchaser agrees to remit to the Company, such excess.

33.

Interpretative Matters.  Unless the context otherwise requires, (a) all references to Sections, Schedules or Exhibits are to sections, schedules or exhibits contained in or attached to this Note, (b) each accounting term not otherwise defined in this Note has the meaning assigned to it in accordance with GAAP, (c) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter and (d) the use of the word “including” in this Note shall be by way of example rather than limitation.  If a stock split, stock dividend, stock combination or other similar event occurs during any period over which an average price is being determined, then an appropriate adjustment will be made to such average to reflect such event.

* * * * * *

IN WITNESS WHEREOF, the Company has caused this Note to be executed on its behalf by the undersigned as of the 31st day of May 2006.

JED OIL INC.

By:

Name:

Title:

and

By:

Name:

Title:

EXHIBIT I

JED OIL INC.
CONVERSION NOTICE

Reference is made to the 10% Senior Subordinated Convertible Note (the “Note”) of JED OIL INC., a company organized under the laws of Alberta, Canada (the “Company”), in the original principal amount of $_________.  In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into shares of Common Stock, no par value (the “Common Stock”), of the Company, as of the date specified below.  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Note.

Date of Conversion:

Aggregate Conversion Amount to be converted at the Conversion Price (as defined in the Note):

Principal, applicable thereto, to be converted:

Please confirm the following information:

Conversion Price:

Number of shares of Common Stock to be issued:

Please issue the Common Stock into which the Note is being converted in the following name and to the following address:

Issue to:

Address:

Facsimile Number:

Authorization:

By:

Title:

Dated:

DTC Participant Number and Name (if electronic book entry transfer):

Account Number  (if electronic book entry transfer):

i

ACKNOWLEDGMENT

The Company hereby acknowledges this Conversion Notice and hereby directs [Transfer Agent] to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated ___________ ___, 200_ from the Company and acknowledged and agreed to by [Transfer Agent].

JED OIL INC.

By:

Name:

Title:

ii